FORM 11-K




                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934





For the fiscal year ended December 31, 1993


Commission file no. 1-924





                          A.  Full title of the plan:



                              TRINOVA CORPORATION
                  RETIREMENT SAVINGS AND PROFIT SHARING PLAN
                            FOR CORPORATE EMPLOYEES




                 B.  Name of issuer of the securities
                     held pursuant to the plan and the
                     address of its principal executive office:



                              TRINOVA CORPORATION
                                 3000 Strayer
                            Maumee, Ohio 43537-0050



             This document, including exhibits, contains 29 pages.
                      The cover page consists of 1 page.
                   The Exhibit Index is located on page 28.

                              REQUIRED INFORMATION


          The following financial statements are furnished for the TRINOVA Corporation Retirement Savings and Profit Sharing Plan for Corporate
Employees:

                                                                   Page

     Report of Independent Auditors                                  3
     Statements of Net Assets Available for
      Plan Benefits                                                  4
     Statements of Changes in Net Assets Available
      for Plan Benefits                                              5
     Notes to Financial Statements                                   6


Exhibit

     The following exhibit is filed herewith:

     Exhibit
     Number

       (1)       Consent of Independent Auditors





                                   SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  TRINOVA CORPORATION
                                  RETIREMENT SAVINGS AND PROFIT SHARING PLAN
                                  FOR CORPORATE EMPLOYEES


                                  By:  /S/ WILLIAM R. AMMANN
                                       William R. Ammann
                                       Vice President - Administration and
                                       Treasurer
                                       TRINOVA Corporation
June 28, 1994

REPORT OF INDEPENDENT AUDITORS



Administrative Committee
TRINOVA Corporation
  Retirement Savings and Profit Sharing Plan for Corporate Employees



We have audited the accompanying statements of net assets available for plan benefits of the TRINOVA Corporation Retirement Savings and Profit Sharing Plan for Corporate Employees as of December 31, 1993 and 1992 and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.





                                             /S/ ERNST & YOUNG


Toledo, Ohio
June 17, 1994

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                               TRINOVA CORPORATION
       RETIREMENT SAVINGS AND PROFIT SHARING PLAN FOR CORPORATE EMPLOYEES


                                                          December 31
                                                     1993            1992


ASSETS
 Contributions receivable from employer           $  496,665     $  128,664
 Contributions receivable from
  (refundable to) employees                           18,445         (3,088)
 Loans receivable from plan participants             173,833        172,729
 Value of interest in Master Trust - Note 6
   Fixed Income Fund                               3,288,535      3,800,968
   Vanguard Mutual Funds                           2,487,309      1,576,314
   Multi-Asset Fund                                2,726,582      2,194,948
   TRINOVA Stock Fund                              1,138,707        797,809
   Government Securities Fund                        134,082        111,066
                                                   9,775,215      8,481,105

     TOTAL ASSETS                                 10,464,158      8,779,410

LIABILITY
 Accrued benefit payments to participants                            17,989

     NET ASSETS AVAILABLE FOR PLAN BENEFITS      $10,464,158     $8,761,421
                                                  ==========     ==========


See accompanying notes


         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                               TRINOVA CORPORATION
       RETIREMENT SAVINGS AND PROFIT SHARING PLAN FOR CORPORATE EMPLOYEES

                                                 Year Ended December 31
                                           1993            1992          1991
ADDITIONS
 Contributions by employees             $  571,110      $  423,407    $  510,260
 Contributions by employer                 732,516         313,842       247,779
 Net investment income
  Interest earned                          266,324         319,832       409,015
  Dividends received                       126,128          80,933        28,879
  Realized gains on sales
   of investments                          123,366          41,795       108,736
  Other - principally unrealized
   gains on investments                    768,135         230,369       180,896
                                         1,283,953         672,926       727,526

                                         2,587,579       1,410,178     1,485,565

DEDUCTIONS
 Benefits paid to participants             854,447         179,665       221,240
 Investment management fees                 18,206          11,779        12,224
 Other - principally net
  transfers to affiliated
  benefit plans                             12,189           2,425
                                           884,842         193,869       233,464

       NET ADDITIONS                     1,702,737       1,216,309     1,252,101

Net assets available for plan benefits
 at beginning of year                    8,761,421       7,545,112     6,293,011

       NET ASSETS AVAILABLE FOR PLAN
        BENEFITS AT END OF YEAR        $10,464,158      $8,761,421    $7,545,112
                                        ==========      ==========    ===========

See accompanying notes



                         NOTES TO FINANCIAL STATEMENTS
                              TRINOVA CORPORATION
      RETIREMENT SAVINGS AND PROFIT SHARING PLAN FOR CORPORATE EMPLOYEES

                              December 31, 1993



NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

          The accounting records of the TRINOVA Corporation Retirement Savings and Profit Sharing Plan for Corporate Employees (the Plan) are maintained on the accrual basis.

Investment Valuation and Income Recognition

          Marketable securities are stated at aggregate fair value and are valued at the last sales price of the valuation period quoted by a national securities exchange. The guaranteed investment contracts are stated at contract value which approximates fair value. The difference between fair value and the cost of investments is reflected in the statement of changes in net assets available for plan benefits as unrealized gains (losses) on investments.

          Realized gains or losses on the sales of investments represent the differences between the proceeds received upon the sale and the cost of investments sold, determined on an average cost basis.

          Investment management fees are paid by the Plan, while all other administrative expenses of the Plan are currently borne by the Plan sponsor, TRINOVA Corporation (TRINOVA).

Payment of Benefits

          Effective January 1, 1993 the Plan changed its method of accounting for benefits of employees who have withdrawn from participation in the Plan but have not yet been paid. This change was made to conform with new guidance in the American Institute of Certified Public Accountants Audit and Accounting Guide "Audits of Employee Benefit Plans." The cumulative effect of this change, as of January 1, 1993, and the effect of the change on the 1993 financial statements was not material.

NOTE 2 - DESCRIPTION OF PLAN

          The Plan is a defined contribution plan. Eligible participants include all regular full-time salaried employees of TRINOVA's Corporate group, as well as certain part-time employees who worked more than 1,000 hours during the 12-month period. Temporary employees and interns are not eligible to participate in the Plan.

          Participants may contribute to the Plan on a pre-tax basis by salary reduction up to 15 percent of their annual compensation (in increments of 1 percent). TRINOVA will match participant pre-tax contributions dollar for dollar up to the first 2 percent, and 50 percent of the next 2 percent, of each participant's annual compensation. The Plan also includes a profit-sharing feature that participants receive regardless of their level of elective deferrals. Eligible employees receive an annual profit-sharing contribution to the Plan based on the return on net assets achieved by TRINOVA. All eligible participants receive minimum profit-sharing allocation of 1 percent of annual compensation up to the Social Security wage base, and
1.5 percent of annual compensation in excess of the Social Security wage base regardless of their level of elective deferrals. The total amount contributed on behalf of each eligible participant is subject to calendar-year limits of the Internal Revenue Code, which are indexed and adjusted for changes in the cost of living.

          Participants have an immediate and fully-vested interest in the portion of the Plan accounts represented by their pre-tax elective deferrals to the Plan, as well as TRINOVA's matching contribution including any earnings on these amounts. TRINOVA's profit-sharing allocations and earnings thereon vest at the rate of 25 percent per year of service.

          If a participant has less than four years of service and employment ends for a reason other than retirement, disability or death, the participant forfeits the unvested portion of the account if he or she takes distribution of the vested portion of the account. If that participant resumes employment within the next five years following the date on which termination occurs, and repays to the Plan the full amount of the distribution, the participant's account will be restored to the amount on the date of distribution. Forfeited balances are used to reduce TRINOVA's future contributions.

          Each participant individually directs his or her contributions and TRINOVA's contributions, except for 25 percent of TRINOVA's profit-sharing contribution, into one or more of the following investment funds (in multiples of 10 percent). Twenty-five percent of each participant's profit-sharing allocation is automatically invested in the TRINOVA Stock Fund.

               (1) TRINOVA Stock Fund, selected by 161 and 147 participants at December 31, 1993 and 1992, respectively, is invested in TRINOVA common stock. Cash dividends paid on shares held by the Trust are used to purchase additional shares for participant accounts. Twenty-five percent of each participant's profit-sharing allocation is automatically invested in the TRINOVA Stock Fund until distribution to the participant or until the participant reaches age
          55. After age 55, the participant has the option to redirect the investment of the 25 percent portion from the TRINOVA Stock Fund into any of the other available funds. Participants may elect to have additional amounts over TRINOVA's 25 percent profit-sharing contribution invested in the TRINOVA Stock Fund. TRINOVA common stock is acquired in open market purchases at fair market value.

               (2) Fixed Income Fund, selected by 151 and 132 participants at December 31, 1993 and 1992, respectively, is invested in insurance company investment contracts, bank investment contracts and their equivalent. These contracts pay a negotiated interest rate for a period of one to five years. Approximately every three months, TRINOVA announces the interest rate which will be paid on all monies that are in the Fixed Income Fund. This interest rate is a single blended rate of the interest rates being paid on each of the contracts in force during that period. New contracts are negotiated with insurance companies or financial institutions rated AA+ by Standard and Poor's or its equivalent and have a maximum average contract life of five years.

               (3) Multi-Asset Fund, selected by 165 and 121 participants at December 31, 1993 and 1992, respectively, is invested in nine major world capital classes, including stocks and bonds of U.S. and international companies, venture capital, real estate and cash equivalents. Brinson Partners, Inc. is the investment manager of the Multi-Asset Fund.

               (4) Government Securities Fund, selected by 30 and 23 participants at December 31, 1993 and 1992 respectively, is invested in fixed income securities issued or guaranteed by the U.S. Government, or its agents or instrumentalities. These securities include U.S. Treasury bills, notes and bonds. The Government Securities Fund seeks to provide a high level of current income, consistent with the preservation of capital. Ryan Labs., Inc. is the investment manger of the Government Securities Fund.

               (5) Vanguard Mutual Fund, selected by 146 and 112 participants at December 31, 1993 and 1992 respectively, is managed by The Vanguard Group of Investment Companies. There are four individual mutual funds in which participants may invest:

               (a)  Vanguard Index Trust - 500 Portfolio Fund (Index Fund):
          Money in the Index Fund is invested in stocks of the companies which make up the Standard & Poor's 500 Composite Stock Price Index. The objective of the Index Fund is to match the performance of the Standard & Poor's 500 Index.

               (b) Vanguard/Windsor II Fund (Windsor II Fund): Money in the Windsor II Fund is invested in stocks which, in the opinion of the fund's investment manager are undervalued in the marketplace. The stocks held in the Windsor II Fund tend to offer above-average dividend yields and will normally have below-average price-to earnings ratios and below-average price-to-book value ratios relative to the stock market in general.

               (c) Vanguard/Morgan Growth Fund (Morgan Growth Fund): Money in the Morgan Growth Fund is invested primarily in stocks of "established growth" companies. The companies will normally be medium and larger size companies with above-average growth in sales and earnings over extended periods.

               (d) Vanguard - International Growth Portfolio Fund (International Growth Fund): Money in the International Growth Fund is invested in non-U.S. stocks that have been selected for their growth potential. The International Growth Fund tends to be widely diversified both geographically and in terms of size of companies.

          Effective April 1, 1994, the Vickers, Incorporated Retirement Savings and Profit Sharing Plan, the Aeroquip Corporation Retirement Savings and Profit Sharing Plan, the Aeroquip Corporation Retirement Savings Plan for Hourly Employees and the Retirement Savings Plan for Spring Arbor Hourly Employees were merged into the Plan to form the TRINOVA Corporation Retirement Savings and Profit-Sharing Plan. Hazlehurst and Associates was terminated as recordkeeper of the plan assets and The Vanguard Group was added as trustee and recordkeeper. Participants will be able to participate in three new investment funds; the Vanguard Star Fund, the Vanguard Fixed Income Securities-Long Term Corporate Portfolio, and the Vanguard Money Market Reserves - U.S. Treasury Portfolio. The Multi-Asset Fund and Government Securities Fund options were terminated March 31, 1994 and assets held under these options were transferred to the Vanguard Star and Vanguard Money Market Reserve-U.S. Treasury Portfolio Funds, respectively. Investment directions will be made in 1 percent increments and after-tax voluntary contributions up to 10 percent of annual compensation will be allowable provided that pre-tax contributions have met limits allowable under IRS regulations.

          Participants of the Plan have general purpose and home loans available. The minimum loan permitted is $1,000. Under a general purpose or home loan, a participant may borrow up to the lesser of one-half of his or her vested account balances or the total of his or her pre-tax, match and roll-in contributions to the Plan, up to a maximum of $50,000. In no event may the aggregate amount of loans exceed $50,000. All loans will be repaid to the Plan in equal installments through payroll deductions over a period up to five years for general purpose and twenty years for home loans. Interest is charged at a reasonable rate, as determined by the Administrative Committee.

          TRINOVA reserves the right to amend, modify or terminate the Plan at any time.

NOTE 3 - BENEFITS

          A participant is entitled to the benefit provided by the contributions and income thereon (including realized and unrealized gains and losses) allocated to the participant's account.

          Upon termination of employment due to retirement, total and permanent disability or death, a participant or his or her spousal beneficiary will be entitled to receive distribution of the participant's entire account without regard to the Plan's vesting rules: (i) in one lump sum amount; or
(ii) in monthly installments of a fixed amount or over a specified period of time in an amount of at least $100 per month. Distribution payments to non-spousal beneficiaries will be made in a lump sum only. If the value of a participant's account is less than $3,500, the Plan Administrator will distribute the participant's entire interest in one lump sum payment.

          Withdrawals of pre-tax contributions and TRINOVA's profit sharing and matching contributions during a participant's employment are not permitted prior to age 59-1/2, unless the participant can show financial hardship for which he or she has no other available resources. Such situations are limited to: (i) certain medical expenses; (ii) payment of tuition and related educational fees for post-secondary education for the next year; (iii) costs related to the purchase of a principal residence; or (iv) payments necessary to avoid eviction from, or a foreclosure on the mortgage of, the participant's principal residence.

NOTE 4 - INCOME TAX STATUS

          The Plan has received a favorable determination letter from the Internal Revenue Service as to the tax qualified status of the Plan under
Section 401(a) of the Internal Revenue Code and is, therefore, not subject to Federal income tax. This letter does not express an opinion as to whether the Plan satisfies the provisions of the Tax Reform Act of 1986. Such a letter will be requested. TRINOVA believes that the Plan is in operational compliance with the Internal Revenue Code of 1986 and will remain qualified and exempt from Federal income taxes.

NOTE 5 - TAX EFFECTS ON PLAN PARTICIPANTS

          A proportionate amount of any withdrawal during employment from a participant's Plan account attributable to after-tax, voluntary contributions made after 1986 will be treated as a distribution of earnings on such contributions, and the remaining amount of the withdrawal will be considered a return of the participant's after-tax, voluntary contributions. After-tax, voluntary contributions made prior to 1987 may be withdrawn in whole or in part without their applicable earnings. The amount considered as a return of the participant's after-tax, voluntary contributions will not be subject to Federal income tax. However, the amount withdrawn that constitutes earnings on after-tax, voluntary contributions and any amount withdrawn during employment from a participant's Plan account attributable to pre-tax salary reduction contributions and TRINOVA's matching contributions will be subject to Federal income tax at ordinary income tax rates and may be subject to an additional excise tax, as described below.

          The amount of a distribution received in a lump sum equal to a participant's after-tax, voluntary contributions not previously withdrawn due to retirement, death, total and permanent disability, or termination of employment for any other reason is not subject to Federal income tax. The amount of the lump sum distribution in excess of a participant's after-tax, voluntary contributions not previously withdrawn is subject to Federal income tax at ordinary income tax rates. However, the taxable portion of a qualifying lump sum distribution may be eligible under certain circumstances for special ten-year or five-year averaging or capital gains treatment. Whether a lump sum distribution qualifies for special ten-year or five-year averaging or capital gains treatment depends upon, among other things, the participant's age, employment status, and dates of participation in the Plan. If a participant receives TRINOVA common stock as part of a lump sum distribution, the excess, if any, of the fair market value of the common stock over the cost of the common stock is not subject to Federal income tax at the time of distribution but generally will be subject to Federal income tax upon any subsequent disposition of the common stock. However, a participant may elect, on the tax return on which the distribution is required to be included, not to have such excess excluded from Federal income tax in the year of distribution, in which case the excess will be taxed in that year.

          If a distribution is made in installments, then the pro rata portion of each installment attributable to a participant's after-tax, voluntary contributions not previously withdrawn is not subject to Federal income tax, and the remaining portion is taxed at ordinary income tax rates.

          Any lump sum distribution that a participant receives from the Plan will generally be subject to mandatory tax withholding. The Plan will withhold 20 percent of the taxable part of the participant's distribution to pay federal income tax.

          Certain penalty taxes may be imposed on the taxable portion of a distribution or withdrawal from the Plan. The taxable portion of an in-service distribution made to a participant prior to age 59-1/2 will be subject to a 10 percent penalty tax unless certain exceptions apply. In addition, the taxable portion of a distribution or withdrawal from the Plan and from an individual retirement account (IRA) may be subject to a 15 percent excise tax to the extent they aggregate more than a certain amount during any year.

          Loans from the Plan are generally not considered a distribution or a withdrawal for Federal income tax purposes unless the participant terminates employment with an outstanding loan balance and fails to retire that balance in full within 90 days.

          A participant, under certain circumstances, may directly roll over amounts distributed from the Plan to another qualified plan or an individual retirement plan (IRA) and avoid mandatory federal withholding and penalty taxes.

          Participant contributions made on a pre-tax salary reduction basis are not taxed for Federal income tax purposes until actually distributed and are not considered wages for Federal income tax withholding purposes, but are considered wages for Federal Insurance Contributions Act (FICA) purposes.

          Matching contributions and other employer contributions are not included in the participant's taxable wages for federal income tax purposes when paid to the Plan, and are not considered wages for federal income tax purposes or FICA purposes.

NOTE 6 - VALUE OF INTEREST IN MASTER TRUST

          The Plan's investments, except for loans, are held in safekeeping by The Northern Trust Company as Trustee under a Master Trust agreement. The Master Trust holds the investment assets for the Plan and other designated defined contribution plans of TRINOVA's subsidiaries, Aeroquip Corporation and Vickers, Incorporated. The following table presents the fair values of investments in the Master Trust at December 31, 1993 and 1992.

                                                    December 31
                                            1993                    1992
Investments at Fair Value:
    Fixed Income Fund                  $303,865,565             $305,179,819
    Vanguard Mutual Funds                46,310,371               31,465,553
    Multi-Asset Funds                    46,920,647               34.861,689
    TRINOVA Stock Fund                   12,317,310                7,950,626
    Government Securities Fund            3,572,450                2,463,161
                                       $412,986,343             $381,920,848
                                       ============             ============

Net investment income of the Master Trust for each of the three years in the period ended December 31, 1993 is as follows:

                                           Year Ended December 31
                                         1993           1992          1991

Net investment income:
    Interest earned                 $ 21,924,851   $ 23,821,843    $29,017,148
    Dividends received                 2,182,874      1,345,912        455,339
    Realized gains                     1,758,587      1,388,865      3,651,815
    Other-Principally unrealized
      gains                           10,234,251      2,922,290      3,212,214
                                    $ 36,100,563   $ 29,478,910    $36,336,516
                                      ==========     ==========     ==========

At December 31, 1993 and 1992, the Plan's interest in the net assets of the Master Trust was approximately 2.4 percent and 2.2 percent, respectively. The Plan's interest in any one fund does not correspond to the Plan's overall investment in the Master Trust as participants in each plan select their individual investment options. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

Fair values and costs of the Plan's interest in the net assets of the Master Trust at December 31, 1993 are as follows:

 Description                                   Fair Value           Cost

 FIXED INCOME FUND
   Aetna Life Insurance Contract
     expiring in 1994                          $   109,289       $   109,289
   American International Life Contract
     expiring in 1997                              220,537           220,537
   Allstate Insurance Company
     expiring in 1998                              187,785           187,785
   Allstate Insurance Company
     expiring in 1997                               70,171            70,171
   Allstate Insurance Company
     expiring in 1998                               70,271            70,271
   Bankers Trust Delaware
     expiring in 1996                              245,284           245,284
   Bankers Trust Delaware
     expiring in 1996                              338,965           338,965
   Citibank, N.A. Contract
     expiring in 1998                              217,369           217,369
   Citibank, N.A. Contract
     expiring in 1998                              177,070           177,070
   Executive Life Insurance Contract
     (In Rehabilitation) expired in 1991            81,487            81,487
   Lotsoff Contract
     expiring in 1998                              178,744           178,744
   Metropolitan Life Insurance Contract
     expiring in 1994                               27,310            27,310
   Metropolitan Life Insurance Contract
     expiring in 1995                              336,734           336,734
   Metropolitan Life Insurance Contract
     expiring in 1995                              141,951           141,951
   Metropolitan Life Insurance Contract
     expiring in 1996                              231,195           231,195
   Metropolitan Life Insurance Contract
     expiring in 1994                               34,819            34,819
   Prudential Insurance Contract
     expiring in 1996                              245,838           245,838
   Prudential Insurance Contract
     expiring in 1998                              135,579           135,579
   Cash and cash equivalents                       237,850           237,850
   Interest receivable                                 287               287

                                                 3,288,535         3,288,535

VANGUARD MUTUAL FUNDS
   Vanguard/Morgan Growth Fund
    (24,118.023) shares) Fund                    289,657           299,959
   Vanguard Index Fund
    (17,820.984 shares)                          781,094           720,371
   Vanguard/Windsor II Fund
    (45,094.586 shares)                          768,412           721,855
   Vanguard International Growth Portfolio
    (47,969.444 shares)                          648,067           526,256
   Cash and cash equivalents                          65                65
   Interest Receivable                                14                14
                                               2,487,309         2,268,520

 MULTI-ASSET FUND
   Brinson Partners Multi-Asset Fund
     (5,100.897 shares)                        2,683,804         1,977,115
   Cash and cash equivalents                      42,687            42,687
   Interest receivable                                91                91
                                               2,726,582         2,019,893


 TRINOVA STOCK FUND
   TRINOVA Corporation Common Stock
     (36,022 shares)                            1,130,127          874,072
   Cash and cash equivalents                        8,556            8,556
   Interest receivable                                 24               24
                                                1,138,707          882,652

 GOVERNMENT SECURITIES FUND
   U.S.Government Agency Issues                   125,790          126,750
   Cash and cash equivalents                        5,903            5,903
   Interest receivable                              2,389            2,389
                                                  134,082          135,042
         TOTALS                                $9,775,215       $8,594,642
                                               ==========        =========

Fair values and costs of the Plan's interest in the net assets of the Master Trust at December 31, 1992 are as follows:

 Description                                   Fair Value           Cost

 FIXED INCOME FUND
   Aetna Life Insurance Contract
     expiring in 1994                          $  245,357        $  245,357
   American International Life Contract
     expiring in 1997                             286,622           286,622
   Bankers Trust Investment Contract
     expiring in 1996                             333,071           333,071
   Bankers Trust Investment Contract
     expiring in 1996                             461,117           461,117
   Citibank, N.A. Contract
     expiring in 1998                             286,608           286,608
   Executive Life Insurance Contract
     (In Rehabilitation) expired in 1991           94,172            94,172
   Metropolitan Life Insurance Contract
     expiring in 1993                             146,866           146,866
   Metropolitan Life Insurance Contract
     expiring in 1994                              74,336            74,336
   Metropolitan Life Insurance Contract
     expiring in 1995                             231,309           231,309
   Metropolitan Life Insurance Contract
     expiring in 1995                             463,959           463,959
   Metropolitan Life Insurance Contract
     expiring in 1996                             412,772           412,772
   Mutual Benefit Life Insurance Contract
     expiring in 1994                              33,791            33,791
   Prudential Insurance Contract
     expiring in 1996                             439,589           439,589
   Cash and cash equivalents                      291,101           291,101
   Interest receivable                                298               298
                                                3,800,968         3,800,968

 VANGUARD MUTUAL FUNDS
   Vanguard/Morgan Growth Fund
    (20,285.380 shares)                           256,610           252,631
   Vanguard Index Fund
    (15,424.762 shares)                           631,953           605,434
   Vanguard/Windsor II Fund
    (34,602.501)                                  550,526           528,002
   Vanguard International Growth Fund
    (14,316.722 shares)                           134,720           143,101
   Cash and cash equivalents                        2,505             2,505
                                                1,576,314         1,531,673
 MULTI-ASSET FUND
   Brinson Partners Multi-Asset Fund
     (4,568.516 shares)                         2,142,858         1,633,998
   Cash and cash equivalents                       51,983            51,983
   Interest receivable                                107               107
                                                2,194,948         1,686,088

 TRINOVA STOCK FUND
   TRINOVA Corporation Common Stock
     (36,515 shares)                              780,508           861,984
   Cash and cash equivalents                       17,268            17,268
   Interest receivable                                 33                33
                                                  797,809           879,285

 GOVERNMENT SECURITIES FUND
   Corporate Bonds                                  9,268             8,930
   U.S. Government Agency Issues                   99,913            99,913
   Cash and cash equivalents                          256               256
   Interest receivable                              1,629             1,629
                                                  111,066           110,728

                 TOTALS                        $8,481,105        $8,008,742
                                               ==========        ==========


NOTE 7 - CHANGES IN NET ASSETS BY INVESTMENT OPTION

                                                           Vanguard
                                          Fixed Income      Mutual      Multi-Asset    TRINOVA Stock
                                             Fund            Funds          Fund           Fund

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                      $3,796,406     $1,571,316    $2,194,948     $  789,379


ADDITIONS
 Contributions
  Employees                                   120,588         194,076      155,703         59,393
  Employer                                     81,088         110,541       85,320         76,180
                                              201,676         304,617      241,023        135,573

Net investment income
 Interest earned                              241,855                        1,635            335
  Dividends received                                          100,914                      25,214
  Realized gains on sale
   of investments
     Aggregate proceeds                                        45,921       61,684        300,970
     Aggregate costs                                                        28,099        259,747
                                                               45,921       33,585         41,223
Other - principally unrealized gains
   (losses) on investments                                    174,149      257,756        337,533
                                              241,855         320,984      292,976        404,305
                                              443,531         625,601      533,999        539,878


DEDUCTIONS
 Benefits paid to participants                316,079         197,203      308,019         30,710
 Investment management fees                                     2,014       16,042
 Other - principally net transfers
  among investment funds and
  net transfers to benefit plans
  of affiliated companies                     635,323        (489,609)    (321,696)       159,840
                                              951,402        (290,392)       2,365        190,550
NET ADDITIONS (DEDUCTIONS)                   (507,871)        915,993      531,634        349,328

NET ASSETS AVAILABLE FOR PLAN BENEFITS    $ 3,288,535      $2,487,309   $2,726,582    $ 1,138,707
 AT DECEMBER 31, 1993                      ==========       =========    =========      =========



NOTE 7 - CHANGES IN NET ASSETS BY INVESTMENT OPTION  (Continued)


                                               Government
                                               Securities                 Contributions
                                                  Fund         Loans       Receivable        Total


NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                          $ 111,067     $172,729       $125,576      $ 8,761,421


ADDITIONS
 Contributions
  Employees                                       19,816                      21,534          571,110
  Employer                                        11,387                     368,000          732,516
                                                  31,203                     389,534        1,303,626

 Net investment income
  Interest earned                                  6,311       16,188                         266,324
  Dividends received                                                                          126,128
  Realized gains on sales
   of investments
    Aggregate proceeds                           461,544                                      870,119
    Aggregate cost                               458,907                                      746,753
                                                   2,637                                      123,366

 Other - principally unrealized gains
  (losses) on investments                         (1,303)                                     768,135
                                                   7,645        16,188                      1,283,953
                                                  38,848        16,188       389,534        2,587,579

DEDUCTIONS
 Benefits paid to participants                     2,436                                      854,447
 Investment management fees                          150                                       18,206
 Other - principally net transfers
  among investment funds and
  net transfers to benefit plans
  of affiliated companies                         13,247        15,084                         12,189
                                                  15,833        15,084                        884,842
NET ADDITIONS (DEDUCTIONS)                        23,015         1,104       389,534        1,702,737

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                          $ 134,082    $  173,833     $ 515,110      $10,464,158
                                                ========     =========      ========       ==========

                                                    -18-


NOTE 7 - CHANGES IN NET ASSETS BY INVESTMENT OPTION (Continued)

                                                                                 Vanguard
                                             Segregated      Fixed Income         Mutual
                                                Fund             Fund              Funds

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                          $2,776         $4,814,818        $  501,112


ADDITIONS
 Contributions
  Employees                                                      110,884           129,046
  Employer                                                        65,647            63,732
                                                                 176,531           192,778

 Net investment income
  Interest earned                                  28            293,059               428
  Dividends received                                                                56,706
  Realized gains (losses) on sales
   of investments
    Aggregate proceeds                                                             732,865
    Aggregate cost                                                                 704,938
                                                                                    27,927

  Other - principally unrealized gains
   on investments                                                                   12,281
                                                                 293,059            97,342
                                                     28          469,590           290,120

DEDUCTIONS
 Benefits paid to participants                    2,804           71,309            18,699
 Investment management fees                                            9             1,336
 Other - principally net transfers
  among investment funds and
  net transfers to benefit plans
  of affiliated companies                                       1,416,684         (800,119)
                                                  2,804         1,488,002         (780,084)
NET ADDITIONS (DEDUCTIONS)                       (2,776)       (1,018,412)       1,070,204

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                                         $3,796,406        $1,571,316
                                               ========       ==========        ==========



NOTE 7 - CHANGES IN NET ASSETS BY INVESTMENT OPTION  (Continued)

                                                                                Government
                                             Multi-Asset     TRINOVA Stock      Securities
                                                Fund             Fund              Fund

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                        $1,266,573        $652,226          $


ADDITIONS
 Contributions
  Employees                                     123,471          60,473            16,541
  Employer                                       68,263          58,476             7,599
                                                191,734         118,949            24,140

 Net investment income
  Interest earned                                 2,214             499             5,146
  Dividends received                                             24,227
  Realized gains (losses) on sales
   of investments
    Aggregate proceeds                           86,927          61,033           268,733
    Aggregate cost                               67,689          66,744           268,392
                                                 19,238          (5,711)              341

  Other - principally unrealized gains
   on investments                               167,372          50,316               400
                                                188,824          69,331             5,887
                                                380,558         188,280            30,027

DEDUCTIONS
 Benefits paid to participants                   70,918          15,935
 Investment management fees                       8,959           1,406                69
 Other - principally net transfers
  among investment funds and
  net transfers to benefit plans
  of affiliated companies                      (627,694)         33,786           (81,109)
                                               (547,817)         51,127           (81,040)
NET ADDITIONS (DEDUCTIONS)                      928,375         137,153           111,067

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                        $2,194,948        $789,379          $111,067
                                             ==========        ========          ========



NOTE 7 - CHANGES IN NET ASSETS BY INVESTMENT OPTION  (Continued)

                                                             Contributions
                                                Loans         Receivable           Total


NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                         $215,148         $ 92,459          $7,545,112

ADDITIONS
 Contributions
  Employees                                                     (17,008)            423,407
  Employer                                                       50,125             313,842
                                                                 33,117             737,249

 Net investment income
  Interest earned                               18,458                              319,832
  Dividends received                                                                 80,933
  Realized gains (losses) on sales
   of investments
    Aggregate proceeds                                                            1,149,558
    Aggregate cost                                                                1,107,763
                                                                                     41,795

  Other - principally unrealized gains
   on investments                                                                   230,369
                                                18,458                              672,926
                                                18,458           33,117           1,410,178

DEDUCTIONS
 Benefits paid to participants                                                      179,665
 Investment management fees                                                          11,779
 Other - principally net transfers
  among investment funds and
  net transfers to benefit plans
  of affiliated companies                       60,877                                2,425
                                                60,877                              193,869

NET ADDITIONS (DEDUCTIONS)                     (42,419)          33,117           1,216,309

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                         $172,729         $125,576          $8,761,421
                                              ========         ========          ==========



NOTE 7 - CHANGES IN NET ASSETS BY INVESTMENT OPTION (Continued)


                                          Segregated   Fixed Income     Index     Multi-Asset
                                             Fund          Fund          Fund        Fund

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 30, 1990                      $  8,357     $4,336,677     $277,469    $  868,101

ADDITIONS
 Contributions
  Employees                                                224,753       75,991       112,527
  Employer                                                 153,502       33,928        61,370
                                                           378,255      109,919       173,897

 Net investment income
  Interest earned                               258        392,574          522           798
  Dividends received                                                      8,253
  Realized gains (losses) on sales
   of investments
    Aggregate proceeds                                                  427,623        60,141
    Aggregate cost                                                      333,688        43,100
                                                                         93,935        17,041
  Other - principally unrealized gains
   (losses) on investments                                              (14,082)      175,727
                                                258        392,574       88,628       193,566
                                                258        770,829      198,547       367,463
DEDUCTIONS
 Benefits - paid to participants              5,847        193,375        4,921         7,876
 Investment management fees                                  3,041        1,068         6,561
 Net transfers                                   (8)        96,272      (31,085)      (45,466)
                                               5,839       292,688      (25,096)      (31,009)

NET ADDITIONS (DEDUCTIONS)                   (5,581)       478,141      223,643       398,472


NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                      $  2,776     $4,814,818     $501,112    $1,266,573
                                           ========     ==========     ========    ==========




NOTE 7 - CHANGES IN NET ASSETS BY INVESTMENT OPTION  (Continued)


                                              TRINOVA
                                               Stock                        Contributions
                                               Fund            Loans         Receivable         Total


NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 30, 1990                       $  478,478      $ 146,898      $  177,031       $6,293,011

ADDITIONS
 Contributions
  Employees                                     83,070                         13,919          510,260
  Employer                                      97,470                        (98,491)         247,779
                                               180,540                        (84,572)         758,039

 Net investment income
  Interest earned                                  672         14,191                          409,015
  Dividends received                            20,626                                          28,879
  Realized gains (losses) on sales
   of investments
    Aggregate proceeds                          30,405                                         518,169
    Aggregate cost                              32,645                                         409,433
                                                (2,240)                                        108,736
  Other - principally unrealized gains
   (losses) on investments                      19,251                                         180,896
                                                38,309         14,191                          727,526
                                               218,849         14,191         (84,572)       1,485,565
DEDUCTIONS
 Benefits - paid to participants                 9,221                                         221,240
 Investment management fees                      1,554                                          12,224
 Net transfers                                  34,326        (54,059)                               0
                                                45,101        (54,059)                         233,464

NET ADDITIONS (DEDUCTIONS)                     173,748          68,250        (84,572)       1,252,101

 NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991
                                            $  652,226      $  215,148     $   92,459       $7,545,112
                                            ===========     ===========    ===========      ===========




NOTE 8 - VANGUARD MUTUAL FUNDS

A summary of the activity within the separate Vanguard Mutual Fund options for the year ended December 31, 1993 is as follows:


                                               Morgan                                           International
                                             Growth Fund     Index Fund     Windsor II Fund      Growth Fund

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                        $256,610        $631,953         $550,526             $134,720


  Contributions and transfers from other
   investment options                         188,000         306,534          225,521              289,918

  Net investment income
   Dividends received                          32,027          20,752           42,917                5,218
   Realized gains/(losses)                      5,293          18,067           18,533                4,028
   Unrealized gains/(losses)                  (14,280)         34,204           24,033              130,192
                                               23,040          73,023           85,483              139,438


  Net Intra-Vanguard Transfers                (61,863)       (110,206)          54,658              117,411
                                              149,177         269,351          365,392              546,767


  Benefit payments and transfer to
   other investment options                   115,727         119,292          147,059               33,174
  Expenses                                        402             919              447                  246
                                              116,129         120,211          147,506               33,402



NET ADDITIONS (DEDUCTIONS)                     33,048         149,140          217,886              513,347


NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                        $289,658        $781,093         $768,412             $648,067
                                             ========         ========        ========              ========



NOTE 8 - VANGUARD MUTUAL FUND (Continued)


                                                                              Total
                                               Trustee       Benefits       Vanguard
                                             Cash Account    Payable       Mutual Fund

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                          $ 2,505       ($4,998)       $1,571,316

 Contribution and transfers from other
  investment options                                                         1,009,703


 Net Investment Income
  Dividends received                                                           100,914
  Realized gains/(losses)                                                       45,921
  Unrealized gains/losses                                                      174,149
                                                                               320,984

 Net Intra-Vanguard Transfers
                                                                             1,330,687


 Benefit payments and transfer to
  other investment options                       2,426        (4,998)          412,680
 Expenses                                                                        2,014
                                                 2,426        (4,998)          414,694

NET ADDITIONS (DEDUCTIONS)                     ( 2,426)        4,998           915,993

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                          $    79      $      0        $2,487,309
                                                ======       =======         =========



NOTE 8 - VANGUARD MUTUAL FUND  (Continued)

A summary of the activity within the separate Vanguard Mutual Fund options for the year ended December 31, 1992 is as follows:


                                               Morgan                                           International
                                             Growth Fund     Index Fund     Windsor II Fund      Growth Fund

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                        $               $500,598         $                  $


  Contributions and transfers from
   other investment options                   132,328         518,959          357,663            155,016

  Net investment income
   Interest earned                                 24             149               64                 23
   Dividends received                          13,091          17,166           23,526              2,923
   Realized gains/(losses)                        (30)         31,870            1,160             (5,073)
   Unrealized gains/(losses)                    3,979          (5,840)          22,523             (8,381)
                                               17,064          43,345           47,273            (10,508)

  Net Intra-Vanguard Transfers                108,917        (274,340)         171,728             (6,305)
                                              258,309         287,964          576,664            138,203

  Benefit payments and transfers
   to other investment options                  1,481         155,983           25,881              3,358
  Expenses                                        218             626              257                125
                                                1,699         156,609           26,138              3,483

NET ADDITIONS (DEDUCTIONS)                    256,610         131,355          550,526            134,720

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                        $256,610        $631,953         $550,526           $134,720
                                             ========        ========         ========           ========



NOTE 8 - VANGUARD MUTUAL FUND (Continued)


                                                               Total
                                               Trustee       Benefits       Vanguard
                                             Cash Account    Payable       Mutual Fund

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                          $  514         $             $  501,112

 Contributions and transfers from
  other investment options                      1,933                        1,165,899

 Net Investment Income
  Interest earned                                 168                              428
  Dividends received                                                            56,706
  Realized gains/(losses)                                                       27,927
  Unrealized gains/losses                                                       12,281
                                                  168                           97,342

 Net Intra-Vanguard Transfers
                                                2,101                        1,263,241

 Benefit payments and transfers
  to other investment options                                  4,998           191,701
 Expenses                                         110                            1,336
                                                  110          4,998           193,037

NET ADDITIONS (DEDUCTIONS)                      1,991         (4,998)        1,070,204

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                          $2,505       ($4,998)        $1,571,316
                                               ======        ======         ==========
